Mail Stop 3561
							March 15, 2006


Mr. J. Gordon Smith
Chief Financial Officer
Asbury Automotive Group, Inc.
622 Third Avenue, 37th Floor
New York, New York 10017

		RE:	Asbury Automotive Group, Inc.

			Form 10-K for Fiscal Year Ended December 31, 2004
			Filed March 15, 2005

			Form 10-K/A for Fiscal Year Ended December 31, 2004
			Filed March 15, 2006
			Form 10-Q/A for Quarterly Period Ended March 31,
2005
			Form 10-Q/A for Quarterly Period Ended June 30,
2005
			Form 10-Q/A for Quarterly Period Ended September
30,
2005

			File No. 001-31262

Dear Mr. Gordon:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time. Please note that we limited our review of your filings to those issues we addressed in our comment letter dated January 18, 2006.

								Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief